Stran & Company, Inc.

500 Victory Road, Suite 301

Quincy, MA 02171

April 15, 2026

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Kate Beukenkamp

Re:	Stran & Company, Inc.

Registration Statement on Form S-3 (File No. 333-294949)

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Stran & Company, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) and declare the Registration Statement effective at 5:00 p.m. (Eastern Time) on Friday, April 17, 2026, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Joseph J. Kaufman of Bevilacqua PLLC at (202) 869-0888, ext. 113.

Respectfully,

Stran & Company, Inc.

By:	/s/ Andrew Shape
Andrew Shape
Chief Executive Officer

cc: Joseph J. Kaufman